Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

August 4, 2010

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Baby Fox International, Inc. Registration Statement on Form S-1 File No. 333-150835

Dear Mr. Reynolds:

Baby Fox International, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the Company’s Registration Statement on Form S-1, as amended (File No. 333-150835) for the registration of 868,262 shares of its Common Stock effective as of 4:00 p.m. Washington D.C. time on August 6, 2010 or as soon thereafter as possible.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BABY FOX INTERNATIONAL, INC.

By:	/s/ Jieming Huang
Jieming Huang President and Chief Executive Officer